UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40413

Quipt Home Medical Corp.

(Translation of registrant’s name into English)

1019 Town Drive

Wilder, Kentucky 41076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated August 23, 2021
99.2	News Release dated August 23, 2021
99.3	Management’s Discussion and Analysis for the three and nine months ended June 30, 2021
99.4	Form 52-109FV2 - Certification of Interim Filings (CEO) dated August 23, 2021
99.5	Form 52-109FV2 - Certification of Interim Filings (CFO) dated August 23, 2021
99.6	Condensed Consolidated Interim Financial Statements and notes thereto as at and for the three and six months ended June 30, 2021 and 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quipt Home Medical Corp.

Date: August 24, 2021	/s/ Gregory Crawford
Chief Executive Officer